

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 51180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Centerville Road, Building F
(No. and Street)

Warwick	RI	02886
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Spaziano 401-732-8512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen Scorpio Cerilli
(Name – *if individual, state last, first, middle name*)

222 Richmond Street, Suite 401, Providence, RI 02903
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia M. Cerilli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Resources Broker Services, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclosure in the financial statements, Footnote 2.

[signature]
Signature

Partner
Title

Mullen Scorpio Cerilli

[signature] 8/16/07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com


SEC MAIL
PROCESSING
RECEIVED
MAR 0 1 2007
SECTION
WASH, D.C.
210

February 14, 2007

To the Owner of Creative Resources Broker Services, LLC

We have audited the financial statements of Creative Resources Broker Services, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 14, 2007. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated February 6, 2006, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Creative Resources Broker Services, LLC. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management is responsible for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Creative Resources Broker Services, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, of transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Mullen Scorpio Cerilli

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). All audit adjustments were recorded on the Company's financial records.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Owners and management of Creative Resources Broker Services, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

MullenScorpioCerilli



Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Reconciliation of Computation of Net Capital

Between Client Calculation and Auditor Calculation

December 31, 2006

	Creative Resources Broker Services, LLC Submitted	Auditor Submitted	Difference	
Member's capital	$ 68,948	$ 91,176	$ 22,228	*
Adjust for investment	(21,567)	(76,975)	(55,408)	
Haircut on securities	(6,192)	-	6,192	
Related party payable	-	24,561	24,561	
Total computation of net capital	$ 41,189	$ 38,762	$ (2,427)	

* Difference is from the following audit adjustments	
Adjust investment to fair market value	$ (2,306)
Adjust prepaid expense	2,000
Record additional expense	(1,466)
Record purchase of stock	24,000
Net adjustment	$ 22,228

Submitted by:
Mullen Scorpio Cerilli



Patricia M. Cerilli, Partner

2.27.07

Date

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III, REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Calculation of Net Capital:

Member's capital	$	91,176
Adjustments:		
Stocks at fair market value		(76,975)
Related party accounts receivable		-
Related party accounts payable		24,561
		38,762
Minimum required		(5,000)
Excess	$	33,762

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Reporting on Material Inadequacies Found Since the Date of the Previous Audit

NASD Review

None noted.

Audit Review

None noted.

For other matter regarding internal controls – see the Management Recommendation Letter.

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 14, 2007

To the Member of
Creative Resources Broker Services, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Creative Resources Broker Services, LLC (a Rhode Island Corporation) as of December 31, 2006 and 2005 and the related statements of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



CREATIVE RESOURCES BROKER SERVICES, LLC

Balance Sheet

December 31, 2006 and 2005

	2006	2005
Assets		
Assets:		
Cash	$ 6,604	$ 6,655
Accounts receivable	30,512	10,845
Investment (Note 3)	76,975	55,280
Cash - escrow	-	50,000
Prepaid expense	2,000	-
Total assets	$ 116,091	$ 122,780
Liabilities and Net Assets		
Liabilities:		
Accounts payable	$ 354	$ 3,298
Accounts payable - related party (Note 2)	24,561	10,777
Total liabilities	24,915	14,075
Member's capital	91,176	108,705
Total liabilities and net assets	$ 116,091	$ 122,780

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Revenue and Expenses

For the Years Ended December 31, 2006 and 2005

	2006	2005
Commission income	$ 257,705	$ 582,899
Selling, general and administrative expenses:		
Commission	214,896	415,462
Professional fees (Note 2)	8,835	90,168
Management fees (Note 4)	24,000	23,500
Insurance	1,633	1,633
Legal	3,359	135
Accounting fee	7,350	5,000
Licensing	10,132	6,665
Office expense	1,965	2,957
Compliance fees	2,438	9,092
Subscriptions	1,520	1,475
Travel	-	3,639
Miscellaneous	300	1,010
Total selling, general and administrative expenses	276,428	560,736
Income (loss) from operations	(18,723)	22,163
Other income and expense:		
State tax	(500)	(500)
Profit distribution	-	(13,000)
Net income	$ (19,223)	$ 8,663

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Member's Capital

For the Years Ended December 31, 2006 and 2005

	December 31, 2006			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 82,940	$ 3,585	$ 22,180	$ 108,705
Member's capital contribution	24,000			24,000
Member's drawing	(20,000)	-	-	(20,000)
Comprehensive income:				
Net income (loss)	-	(19,223)	-	(19,223)
Unrealized (loss) on securities	-	-	(2,306)	(2,306)
Total comprehensive income	4,000	(19,223)	(2,306)	(17,529)
Balance - end of year	$ 86,940	$ (15,638)	$ 19,874	$ 91,176

	December 31, 2005			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 82,940	$ 6,891	$ (2,800)	$ 87,031
Member's capital contribution	-	-	-	-
Member's drawings	-	(11,969)	-	
Comprehensive income:				
Net income (loss)	-	8,663	-	8,663
Unrealized gain on securities	-	-	24,980	24,980
Total comprehensive income	-	(3,306)	24,980	33,643
Balance - end of year	$ 82,940	$ 3,585	$ 22,180	$ 108,705

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flow from operating activities:		
Net income (loss)	$ (19,223)	$ 8,663
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(19,668)	66,001
Prepaid expense	(2,000)	-
Accounts payable	(2,944)	(30,223)
Accounts payable - related party	13,784	(26,387)
Net cash provided (used) by operating activities	(30,051)	18,054
Cash flow from investing activities:		
Return of investment	50,000	-
Purchases of investments	(24,000)	-
Net cash provided (used) by investing activity	26,000	-
Cash flow from financing activity:		
Member's drawing	(20,000)	(11,969)
Member's contribution	24,000	-
Net cash provided by financing activity	4,000	(11,969)
Net increase (decrease) in cash	(51)	6,085
Cash and cash equivalents - beginning of year	6,655	570
Cash and cash equivalents - end of year	$ 6,604	$ 6,655
Supplemental information:		
Income taxes paid	$ 500	$ 500

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island single member limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable products, mutual funds at retail and Section 529 Plans.

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue

The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable

The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Investments

Investments are recorded at fair market value, however, if the fair market value is unable to be determined, investments are recorded at cost. See Note 3.

Note 1 continued on the next page.

Note 1 - Summary of Significant Accounting Policies

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Income Taxes

The Company is a limited liability company in the State of Rhode Island. The sole owner member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $500 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) had transactions with related entities.

The related entities are as follows:

Creative Resources, Inc. - A separate corporation, wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

R Squared - A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

North American Financial Corporation, LLC - A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

Creative Resources Investment Advisors, LLC – A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company). This entity is registered with the Security Exchange Commission.

The following is a detail of the transactions between the Company and related parties:

Note 2 continued on the next page.

Note 2 - Related Party Transactions

	December 31, 2006				
	Paid to				
	Creative Resources, Inc.	Sole Member of Creative Resource Broker Services, LLC	R Squared	Creative Resources Investment Advisors, LLC	Total
Recorded in these financial statements in the following accounts:					
Commission expense	$ 44,340	$ 49,982	$ -	$ -	$ 94,322
Professional fees	-	-	-	8,835	8,835
Management expense (see Note 3)	24,000	-	-	-	24,000
Total	$ 68,340	$ 49,982	$ -	$ 8,835	$ 127,157
Amount owed at December 31, 2006	$ 17,686	$ 6,000	$ -	$ 875	$ 24,561

	December 31, 2005				
	Paid to				
	Creative Resources, Inc.	Sole Member of Creative Resource Broker Services, LLC	R Squared	Creative Resources Investment Advisors, LLC	Total
Recorded in these financial statements in the following accounts:					
Commission expense	$ 192,047	$ 33,078	$ -	$ -	$ 225,125
Professional fees	-	-	62,249	27,919	90,168
Management expense (see Note 3)	23,500	-	-	-	23,500
Office expense	848	-	-	-	848
Travel	3,639	-	-	-	3,639
Miscellaneous	690	-	-	-	690
Profit distribution	13,000	-	-	-	13,000
Total	$ 233,714	$ 33,078	$ 62,249	$ 27,919	$ 356,960
Amount owed at December 31, 2005	$ 5,167	$ 5,610	$ -	$ -	$ 10,777

Note 3 – Investments

Investments consist of stock the Company purchased through a private placement offered exclusively to owners of broker dealer companies. The stocks are currently trading on the public market and are recorded at fair market value. The warrants as of June 2006 were exercised and converted to stock. The investments at year-end are as follows:

	2006	2005
Stocks	$ 76,975	$ 35,180
Warrants	-	20,100
Total	$ 76,975	$ 55,280

Note 4 – Management Fee

During the year, the Company entered into an expense sharing agreement with Creative Resources, Inc. The agreement covers the Company's portion of expenses relating to office space, administrative services and general overhead. The Company pays $2,000 a month for these shared expenses.

Note 5 – Major Customer

A major portion of the Company's revenue is concentrated in two customers. The Company had revenue from these customers of approximately 73% and 39% for the years ended December 31, 2006 and 2005.

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 14, 2007

To the Board of Directors of
Creative Resources Broker Services, LLC

In planning and performing our audit of the financial statements of Creative Resources Broker Services, LLC for the year ended December 31, 2006, we considered the Organization's internal control structure to plan our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

However, during our audit, we noted certain matters involving the internal control structure and other operational matters that are presented for your consideration. This letter does not affect our report dated February 8, 2006 on the financial statements of Creative Resources Broker Services, LLC. We will review the status of these comments during our next audit engagement. Our comments and recommendations, all of which have been discussed with appropriate members of management, are intended to improve the internal control structure or result in other operating efficiencies. We will be pleased to discuss these comments in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations. Our comments are summarized as follows:

Accounting Quality Control and Procedures Manual

We recommend that the Organization develop a written Accounting Policies and Procedures Manual and should provide documentation on the following:

Accounting control structure

a) Procedures for cash receipts

b) Procedures for cash disbursements

c) Check signing authority

d) Procedures for purchases and capital expenditures

e) Chart of accounts

f) Procedures for monthly and year-end closing

g) Electronic data security and storage

Bank Reconciliation

During our audit, we noted that the accounting personnel that handle many of the Organization's cash disbursement functions also prepare the monthly bank reconciliations. Although we are sensitive to the limited number of financial and administrative people the Organization employs, whenever possible, the Organization should try to segregate the responsibilities within the cash area.

The strengthen the Organization's control over cash, we recommend that the Organization's member review and approve monthly cash reconciliations for the Organization's cash accounts. Evidence of this review should be documented on the bank reconciliations.

Investments

During our audit we adjust the value of the investments to reflect the year-end fair market value. We recommend that the Organization adjust the investments on a quarterly basis to more accurately reflect the Organization's net worth for quarterly reporting.

We wish to thank Creative Resources Broker Services, LLC management and staff for their cooperation during our review process.

Mullen Sczygiel Cialli

END